UNITED FUEL& ENERGY CORPORATION
405 N. MARIENFELD, SUITE 300
MIDLAND, TEXAS 79701

October 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         United Fuel & Energy Corporation Amendment No. 2
on Form S-1 to Registration Statement on Form S-3
(File No. 333-135325)

Ladies and Gentlemen:

The undersigned, being the issuer of the shares with respect to which the above referenced Registration Statement relates, respectfully requests that the effectiveness of the Registration Statement be accelerated so that it will become effective by 4:30 p.m., Washington, D.C. time, October 20, 2006, or as soon thereafter as possible.

The undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

UNITED FUEL & ENERGY CORPORATION

/s/ Bobby W. Page
By: Bobby W. Page
Vice President and CFO